Ballard Power Systems Inc.

News Release

Ballard Announces Preliminary 2010 Results & 2011 Outlook Conference Call

For Immediate Release – January 18, 2011

VANCOUVER, CANADA — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call on Wednesday, February 2, 2011 at 8:00 a.m. PST (11:00 a.m. EST). John Sheridan, President & CEO and Tony Guglielmin, CFO will review Ballard’s preliminary, unaudited 2010 results and provide an outlook for 2011.

The live call can be accessed by calling +1-604-638-5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com